[Letterhead of Goodwin Proctor LLP]


                                October 26, 2007


Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

Re:      AXA Equitable Life Insurance Company
         ADA Members Retirement Program Variable Annuity Contract
         Separate Account No. 206
         Post-Effective Amendment No. 1 to Registration Statement filed on Form N-4 (the "Amendment")
         File No. 333-142455

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. The page references refer to the pages in the courtesy copy of the Amendment provided to the staff. As requested, we are responding to the comments set forth below before filing a further amendment, and we will respond to the other comments with the filing of that further amendment.

Comment 1 - Facing Sheet
------------------------

         Please combine and clarify the disclosure provided under both "Approximate Date of Proposed Public Offering" and note that if filed only under the Securities Act of 1933 ("1933 Act"), the facing sheet should also provide for "Title of Securities Being Registered." Moreover, please confirm that the date on the prospectus will be reasonably close to the actual effective date of the completed post-effective amendment.

Response 1
----------

         The facing page will provide only one notation of the approximate date of the proposed public offering, which will provided prior to the Rule 485 disclosure, and will state as follows:

                  "As soon as practicable after the effective date of this amendment to the registration statement."

Sonny Oh, Esq.
October 26, 2007
Page 2

         The facing sheet will list the following on the title of the securities being registered: "Interests under the ADA Member Retirement Program Variable Annuity Contracts."

         In accordance with Rule 423 under the 1933 Act, the prospectus will be dated approximately as of the effective date of the amendment.

Comment 2 - Facing Sheet
------------------------

         Please note that the filer in the EDGAR system appears as Separate Account 206 of AXA Equitable Life Insurance Company whereas the facing sheet lists AXA Equitable Life Insurance Company as the registrant and depositor. Please confirm with the staff whether this resulted from the adjustment to the EDGAR filing code as previously worked out with the staff when the initial registration statement was filed or otherwise explain to the staff the basis for this apparent inconsistency.

Response 2
----------

         In April and May of 2007, the Company worked with the SEC staff to implement an approach for filing a Form N-4 registration statement for contracts registered under the 1933 Act but where the separate account is not registered under the 1940 Act. Form N-4 was designed for the registration of such contracts (see general instruction A), but EDGAR includes certain system limitations with respect to such filings. To address those system limitations, the SEC staff provided "dummy" 811 numbers to facilitate the filings. Under the agreed-upon approach, the EDGAR system shows the separate account as the filer. Consistent with past practice, however, the Company is shown as the registrant and depositor on the facing sheet because the separate account is not registered under the 1940 Act.

Comment 5(a) - Fee Table (page 10)
----------------------------------

         Please explain to the staff the justification for imposing a $350 fee for a variable annuity payout option and procedurally how this occurs.

Response 5(a)
-------------

         As noted on page 30 of the prospectus, the variable immediate annuity annuitization option involves separate variable immediate annuity contracts described in a separate prospectus. To the extent that the selection of the option involves an exchange of variable annuity contracts subject to Section 11 of the 1940 Act, the exchange is permitted by Rule 11a-2. Most notably, the ADA contract has no withdrawal charge, and the variable immediate annuity contract does not impose a contingent deferred sales load. The $350 administrative fee is a charge under the immediate variable annuity contract, not under the ADA contract covered by this registration statement. AXA Equitable has

Sonny Oh, Esq.
October 26, 2007
Page 3


traditionally included information regarding the $350 administrative fee in product prospectuses in response to prior comments from the SEC staff. Because the $350 fee is one under the immediate variable annuity contract, it is not a redemption fee under the ADA contract.

Comment 5(b) - Fee Table (page 10)
----------------------------------

         Please provide the staff with the portfolio operating expense table for further review prior to the effective date of the filing.

Response 5(b)
-------------

         Attachment A includes the expense table and example.

Comment 5(c) - Fee Table (page 10)
----------------------------------

         Please include the range of premium taxes in the table or as a footnote to the table.

Response 5(c)
-------------

         We have reflected the range of premium taxes in the expense table and example, which is included as Attachment A.

Comment 5(d) - Fee Table Example (page 16)
------------------------------------------

         In the narrative preceding the table, please revise costs described in first and second paragraph to be more consistent with how they are referenced in preceding fee table including clarification of the "report fee" in the first paragraph.

         Please revise column captions and the number of columns used in the table based on last sentence of second paragraph of the preceding narrative.

Response 5(d)
-------------
         Attachment A includes the revised expense table and example, including the revised narrative disclosure and column captions.

Comment 5(e) - Fee Table Example (page 16)
------------------------------------------

         Please confirm or otherwise explain to the staff how the condensed financial information to be provided in Appendix I complies with Instruction 1 to Item 4(a).

Sonny Oh, Esq.
October 26, 2007
Page 4


Response 5(e)
-------------

         The prospectus in the subsequent amendment will not include any condensed financial information. This new version of the ADA contract includes asset-based charges different than the previous version of the ADA contract. Therefore, the separate account will issue a new class of accumulation units for the new contract. Instruction 1 to Item 4(a) requires that condensed financial information be provided only for the class of accumulation units of the separate account derived from contracts offered by means of that prospectus. Since there is no historical information for this new class of accumulation units, no condensed financial information is required. Condensed financial information for the previous version of the ADA contract is included in the current prospectus used for that version of the contract.

Comment 6(c) - Program investment options (page 19)
---------------------------------------------------

         In the second paragraph under "Portfolios of the Trusts" on page 21, please expand the disclosure in "Plain English" to better help the reader understand how use of the AXA Allocation Portfolios will help AXA Equitable to manage its risks associated with certain guaranteed features.

         Please also explain to the staff how AXA Equitable may derive greater revenues from the AXA Allocation Portfolios than from other portfolios and whether AXA Equitable derives any revenues directly from the underlying portfolios of the AXA Allocation Portfolios and if so, on what basis.

Response 6(c)
-------------

         The second paragraph under "Portfolios of the Trusts" will be amended to read as presented below. The underlined text reflects new language that is being inserted in lieu of text that was in the prospectus previously:

The AXA Allocation Portfolios offer participants a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Allocation Portfolios by AXA Equitable. AXA Equitable may promote the benefits of such portfolios to participants and/or suggest, incidental to the sale of this contract, that participants consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In addition, due to the relative diversification of the underlying portfolios covering various asset classes and categories, the AXA Allocation Portfolios may enable AXA Equitable to more efficiently manage AXA Equitable's financial risk associated with certain guaranteed features. Please see "Allocating Program contributions" in "The Program" for more information about your role in managing your allocations.

Sonny Oh, Esq.
October 26, 2007
Page 5


Comment 6(e) - Program investment options (page 19)
---------------------------------------------------

         Please clarify for the staff whether the last bullet point under "Restrictions on withdrawals and transfers" on page 24 is referring to the "market value adjustment" sometimes associated with guaranteed accounts of the general account, for example, as discussed in the last paragraph on page 38.

         Please also provide a brief description of how the penalty is determined in the prospectus and also confirm whether it has been registered under the 1933 Act.

Response 6(e)
-------------

         The last bullet point does refer to a possible interest adjustment in connection with certain withdrawals. The bullet point includes a cross-reference to the section in the SAI in which this adjustment is explained in detail. The possible interest adjustment is also noted at the end of the immediately preceding section on the "Guaranteed Rate Accounts."

         Interests in the Guaranteed Rates Accounts ("GRAs") are not registered under the Securities Act of 1933 based on the exemption from registration provided by Section 3(a)(8) of that Act.

         The reference on page 38 to market value adjustment interests being held in a separate account and having been registered under the Securities Act of 1933 is in error, and the prospectus in the subsequent amendment will delete this sentence.

         The initial filing included the detailed information regarding the possible interest in the SAI rather than the prospectus because the interests in the GRAs are not registered. In light of the staff's comment, however, the subsequent amendment will move to the prospectus from the SAI the detailed description the possible penalty.

Comment 9 - Program-relates other expenses
------------------------------------------

         Please add disclosure as required by Item 6(a) with regard to "program-related other expenses" to the discussion of "Charges and expenses" beginning on page 34.

Response 9
----------

         The subsequent amendment will include the disclosure substantially similar to the following in the discussion of "Charges and expenses":

PROGRAM-RELATED OTHER EXPENSES

         Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses

Sonny Oh, Esq.
October 26, 2007
Page 6


and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.

Comment 15 - Opinion of counsel
-------------------------------

         Please provide an opinion of counsel as required by Item 24(b)(9).

Response 15
-----------

         The subsequent amendment will include an opinion of counsel as an exhibit.

Comment 16 - Number of contract owners
--------------------------------------

         Please update the disclosure under Item 27 as required by Item 27 of Form N-4.

Response 16
-----------

         The subsequent amendment will include the updated number of contract owners as of September 30, 2007 (i.e., 4,776 qualified contract holders and no non-qualified contract holders).

Comment 17 - Principal underwriter
----------------------------------

         Please clarify the disclosure provided under Item 29(b).

Response 17
-----------

         Because there is no principal underwriter for the ADA contracts, the subsequent amendment will include the following response to Item 29(b): "Not applicable."

                                    * * * * *

         The further amendment will be accompanied by the Tandy representations requested by the staff.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.

                                                   Sincerely,


                                                   /s/ Christopher E. Palmer

                                  Attachment A

Fee table


--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in the fee table are mutually exclusive.


------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the time you request certain transactions
------------------------------------------------------------------------------------------------------------------------------------
Charge if you purchase a variable annuity payout option                                 $350


Premium tax charge if you select an 0.00%-1.00% annuity payout option(1)

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying Portfolio or Investment Trust fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your investment options expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Maximum program expense charge(2)           1.00%
------------------------------------------------------------------------------------------------------------------------------------
Maximum program-related other expenses(3)   0.12%
------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the end of each calendar quarter
------------------------------------------------------------------------------------------------------------------------------------
Record maintenance and report fee(4):       $3.00
------------------------------------------------------------------------------------------------------------------------------------
 Charges we may deduct from your account value
------------------------------------------------------------------------------------------------------------------------------------
Enrollment fee(5)                           $25 per participant
------------------------------------------------------------------------------------------------------------------------------------



(1) We reserve the right to deduct the premium tax charge from each contribution or from distributions or upon termination of your contract.

(2) This charge will fluctuate from year to year based on assets in the Trusts and the number of plans enrolled in the Program. Based on the number of plans we expect to enroll in the program and the assets in the Trusts, we anticipate that the program expense charge for the 12 month period beginning May 1, 2008 will be 0.52%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how it is calculated for amounts in the Funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this Prospectus.

(3) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses of each individual investment fund later in this section. The percentage set forth in the table represents the highest other expenses incurred by an investment fund during the fiscal year ended December 31, 2006. These expenses may be lower based on the expenses incurred by the Funds during the fiscal year ended December 31, 2007.

(4)  For Investment Only retirement arrangements, the fee is $1.00 per quarter.

(5) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.



                                                                     Fee table 9

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Investment Trust prospectus for the Portfolio.



------------------------------------------------------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2006 (expenses that are deducted   Lowest     Highest
from Portfolio assets including management fees, service fees, and/or other      ------     -------
expenses)(6)                                                                     0.38%      11.11%





This table shows the fees and expenses for 2006 as an annual percentage of each Portfolio's daily average net assets.

-------------------------------------------------------------------------------
                                          Manage-
                                           ment                       Other
 Portfolio Name                           Fees(7)    12b-1 Fees   Expenses(8)
-------------------------------------------------------------------------------
AXA Premier VIP Trust:
-------------------------------------------------------------------------------
AXA Aggressive Allocation               0.10%           --        0.18%
AXA Conservative-Plus Allocation        0.10%           --        0.18%
AXA Moderate Allocation                 0.10%           --        0.17%
AXA Moderate-Plus Allocation            0.10%           --        0.17%
Multimanager High Yield                 0.58%           --        0.18%
Target 2015 Allocation                  0.10%           --        7.88%
Target 2025 Allocation                  0.10%           --        7.29%
Target 2035 Allocation                  0.10%           --        9.56%
Target 2045 Allocation                  0.10%           --       10.49%
-------------------------------------------------------------------------------
EQ Advisors Trust:
-------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth   0.74%           --        0.13%
EQ/AllianceBernstein Value              0.60%           --        0.13%
EQ/Davis New York Venture               0.85%           --        0.74%
EQ/Equity 500 Index                     0.25%           --        0.13%
EQ/FI Mid Cap                           0.68%           --        0.15%
EQ/GAMCO Small Company Value            0.78%           --        0.14%
EQ/JPMorgan Core Bond                   0.44%           --        0.15%
EQ/JPMorgan Value Opportunities         0.60%           --        0.16%
EQ/Lord Abbett Mid Cap Value            0.70%           --        0.18%
EQ/Small Company Index                  0.25%           --        0.16%
EQ/Templeton Growth                     0.95%           --        0.64%
EQ/T. Rowe Price Growth Stock           0.78%           --        0.14%
EQ/Van Kampen Emerging Markets Equity   1.12%           --        0.40%
EQ/Van Kampen Mid Cap Growth            0.70%           --        0.23%
MarketPLUS International Core           0.60%           --        0.24%
MarketPLUS Large Cap Growth             0.50%           --        0.19%
MarketPLUS Mid Cap Value                0.55%           --        0.18%
-------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                        Total
                                      Acquired          Annual                      Net
                                      Fund Fees        Expenses      Fee Waiv-     Annual
                                         and            (Before     ers and/or    Expenses
                                      Expenses          Expense      Expense       (After
                                     (Underlying        Limita-     Reimburse-     Expense
 Portfolio Name                    Portfolios)(9)        tions)      ments(10)  Limitations)
-----------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
-----------------------------------------------------------------------------------------------
AXA Aggressive Allocation               0.91%             1.19%      ( 0.18)%      1.01%
AXA Conservative-Plus Allocation        0.72%             1.00%      ( 0.18)%      0.82%
AXA Moderate Allocation                 0.78%             1.05%      ( 0.17)%      0.88%
AXA Moderate-Plus Allocation            0.85%             1.12%      ( 0.17)%      0.95%
Multimanager High Yield                   --              0.76%          --        0.76%
Target 2015 Allocation                  0.53%             8.51%      ( 7.63)%      0.88%
Target 2025 Allocation                  0.52%             7.91%      ( 7.04)%      0.87%
Target 2035 Allocation                  0.52%            10.18%      ( 9.31)%      0.87%
Target 2045 Allocation                  0.52%            11.11%      (10.24)%      0.87%
-----------------------------------------------------------------------------------------------
EQ Advisors Trust:
-----------------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth     --              0.87%          --        0.87%
EQ/AllianceBernstein Value                --              0.73%      ( 0.03)%      0.70%
EQ/Davis New York Venture                 --              1.59%      ( 0.54)%      1.05%
EQ/Equity 500 Index                       --              0.38%          --        0.38%
EQ/FI Mid Cap                             --              0.83%      ( 0.08)%      0.75%
EQ/GAMCO Small Company Value              --              0.92%        0.00%       0.92%
EQ/JPMorgan Core Bond                     --              0.59%        0.00%       0.59%
EQ/JPMorgan Value Opportunities           --              0.76%      ( 0.06)%      0.70%
EQ/Lord Abbett Mid Cap Value              --              0.88%      ( 0.08)%      0.80%
EQ/Small Company Index                  0.01%             0.42%        0.00%       0.42%
EQ/Templeton Growth                       --              1.59%      ( 0.49)%      1.10%
EQ/T. Rowe Price Growth Stock             --              0.92%      ( 0.02)%      0.90%
EQ/Van Kampen Emerging Markets Equity     --              1.52%        0.00%       1.52%
EQ/Van Kampen Mid Cap Growth              --              0.93%      ( 0.13)%      0.80%
MarketPLUS International Core           0.05%             0.89%        0.00%       0.89%
MarketPLUS Large Cap Growth             0.02%             0.71%        0.00%       0.71%
MarketPLUS Mid Cap Value                0.03%             0.76%        0.00%       0.76%
-----------------------------------------------------------------------------------------------



(6) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2006 and for the underlying portfolios.

(7) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnote (10) for any expense limitation agreement information.

(8) Other expenses shown are those incurred in 2006. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (10) for any expense limitation agreement information.

(9) Each of these variable investment options invests in a corresponding portfolio of one of the Investment Trusts or other unaffiliated investment companies. Each Portfolio, in turn, invests in shares of other portfolios of the Investment Trusts and/or shares of unaffiliated portfolios ("the Underlying Portfolios"). Amounts shown reflect each Portfolio's pro rata share of the fees and expenses of the Underlying Portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/06. A "--" indicates that the listed Portfolio does not invest in underlying portfolios.

(10) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into expense limitation agreements with respect to certain Portfolios, which are effective through April 30, 2008 (unless the Board of Trustees of AXA Premier VIP Trust or EQ Advisors Trust, as applicable, consents to an earlier revision or termination of this arrangement). Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, expenses of the underlying portfolios in which the Portfolios invests and extraordinary expenses) to not more than speci-



10 Fee table
     fied amounts. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreements provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the prospectus for each applicable underlying Investment Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements, plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:


     ---------------------------------------------
     Portfolio Name
     ---------------------------------------------
     EQ/AllianceBernstein Value              0.69%
     ---------------------------------------------
     EQ/Davis New York Venture               1.02%
     ---------------------------------------------
     EQ/FI Mid Cap                           0.72%
     ---------------------------------------------
     EQ/GAMCO Small Company Value            0.91%
     ---------------------------------------------
     EQ/Van Kampen Emerging Markets Equity   1.50%
     ---------------------------------------------
     EQ/Van Kampen Mid Cap Growth            0.76%
     ---------------------------------------------

EXAMPLES


These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Underlying Portfolio fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the maximum program expense charge and the maximum program-related other expenses, as well as the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to 1.00%. Since under the example assumptions no surrender charge or redemption charge would apply in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.


The charges used in the examples are the maximum expenses. The guaranteed rate accounts and money market guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guaranteed rate accounts and money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

These examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the maximum contract charges and total annual expenses of the portfolios (before expense limitations) described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                                                    Fee table 11

----------------------------------------------------------------------------------------
                                           If you surrender or do not surrender your
                                                  contract at the end of the
                                                    applicable time period
----------------------------------------------------------------------------------------
Portfolio Name                            1 year     3 years     5 years     10 years
----------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
----------------------------------------------------------------------------------------
AXA Aggressive Allocation                 $  274      $  790      $1,329      $2,794
AXA Conservative-Plus Allocation          $  255      $  732      $1,234      $2,603
AXA Moderate Allocation                   $  260      $  747      $1,259      $2,654
AXA Moderate-Plus Allocation              $  267      $  769      $1,294      $2,724
Multimanager High Yield                   $  231      $  659      $1,112      $2,356
Target 2015 Allocation                    $  983      $2,764      $4,379      $7,787
Target 2025 Allocation                    $  927      $2,618      $4,171      $7,514
Target 2035 Allocation                    $1,138      $3,157      $4,927      $8,454
Target 2045 Allocation                    $1,224      $3,367      $5,211      $8,773
----------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap            $  242      $  693      $1,168      $2,470
EQ/AllianceBernstein Value                $  228      $  650      $1,097      $2,325
EQ/Davis New York Venture                 $  314      $  909      $1,528      $3,184
EQ/Equity 500 Index                       $  193      $  543      $  916      $1,952
EQ/FI Mid Cap                             $  238      $  681      $1,148      $2,429
EQ/GAMCO Small Company Value              $  247      $  708      $1,193      $2,522
EQ/JPMorgan Core Bond                     $  214      $  608      $1,025      $2,178
EQ/JPMorgan Value Opportunities           $  231      $  659      $1,112      $2,356
EQ/Lord Abbett Mid Cap Value              $  243      $  696      $1,173      $2,481
EQ/Small Company Index                    $  197      $  555      $  936      $1,995
EQ/Templeton Growth                       $  314      $  909      $1,528      $3,184
EQ/T. Rowe Price Growth Stock             $  247      $  708      $1,193      $2,522
EQ/Van Kampen Emerging Markets Equity     $  307      $  888      $1,493      $3,117
EQ/Van Kampen Mid Cap Growth              $  248      $  711      $1,198      $2,532
MarketPLUS International Core             $  244      $  699      $1,178      $2,491
MarketPLUS Large Cap Growth               $  226      $  644      $1,086      $2,304
MarketPLUS Mid Cap Value                  $  231      $  659      $1,112      $2,356
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                              If you annuitize at the end of the
                                                          applicable
                                                         time period*
----------------------------------------------------------------------------------------
Portfolio Name                            1 year     3 years     5 years     10 years
----------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
----------------------------------------------------------------------------------------
AXA Aggressive Allocation                 $  624      $1,140      $1,679      $3,144
AXA Conservative-Plus Allocation          $  605      $1,082      $1,584      $2,953
AXA Moderate Allocation                   $  610      $1,097      $1,609      $3,004
AXA Moderate-Plus Allocation              $  617      $1,119      $1,644      $3,074
Multimanager High Yield                   $  581      $1,009      $1,462      $2,706
Target 2015 Allocation                    $1,333      $3,114      $4,729      $8,137
Target 2025 Allocation                    $1,277      $2,968      $4,521      $7,864
Target 2035 Allocation                    $1,488      $3,507      $5,277      $8,804
Target 2045 Allocation                    $1,574      $3,717      $5,561      $9,123
----------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap            $  592      $1,043      $1,518      $2,820
EQ/AllianceBernstein Value                $  578      $1,000      $1,447      $2,675
EQ/Davis New York Venture                 $  664      $1,259      $1,878      $3,534
EQ/Equity 500 Index                       $  543      $  893      $1,266      $2,302
EQ/FI Mid Cap                             $  588      $1,031      $1,498      $2,779
EQ/GAMCO Small Company Value              $  597      $1,058      $1,543      $2,872
EQ/JPMorgan Core Bond                     $  564      $  958      $1,375      $2,528
EQ/JPMorgan Value Opportunities           $  581      $1,009      $1,462      $2,706
EQ/Lord Abbett Mid Cap Value              $  593      $1,046      $1,523      $2,831
EQ/Small Company Index                    $  547      $  905      $1,286      $2,345
EQ/Templeton Growth                       $  664      $1,259      $1,878      $3,534
EQ/T. Rowe Price Growth Stock             $  597      $1,058      $1,543      $2,872
EQ/Van Kampen Emerging Markets Equity     $  657      $1,238      $1,843      $3,467
EQ/Van Kampen Mid Cap Growth              $  598      $1,061      $1,548      $2,882
MarketPLUS International Core             $  594      $1,049      $1,528      $2,841
MarketPLUS Large Cap Growth               $  576      $  994      $1,436      $2,654
MarketPLUS Mid Cap Value                  $  581      $1,009      $1,462      $2,706
----------------------------------------------------------------------------------------


* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).

12 Fee table